SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 14 November, 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                             Bank of Ireland Group
            Interim Statement for the half-year to 30 September 2007

                           Wednesday 14 November 2007



                             Performance Highlights

                                         Half-Year     Half-Year   Change
                                      30 Sept 2007  30 Sept 2006      %
                                                       Restated*
Group Profitability (EUR Million)
Profit before tax (PBT)                     1,091           879       24

Non-core items:
Deduct:

    - Gain on disposal of business assets     (33)          (40)

    - Gross-up for policyholder tax
      in the Life business                     (9)          (15)

    - Investment return on treasury
      shares held for policyholders          (105)            8

Add:
    - Hedge ineffectiveness on                  3             1
      transition to IFRS

    - Cost of restructuring programme           4            19
                                            -----------------------------

Underlying profit before tax                  951           852       12

Per Unit of EUR0.64 Ordinary Stock (EUR cent)
Basic earnings per share                     95.8          75.9       26
Underlying earnings per share                80.1          73.0       10
Dividend                                     24.2          21.0       15

Divisional PBT Performance (EUR Million)**
Retail Republic of Ireland                    381           339       12
Bank of Ireland Life                           72            67        7
Capital Markets***                            309           286        8
UK Financial Services                         257           222       16
Group Centre                                  (68)          (62)     (10)
                                           ------------------------------
Underlying profit before tax                  951           852       12

Group Performance (underlying)**
Net interest margin (%)                      1.77          1.73
Cost / income ratio (%)                        51            53
Cost / income jaws (%)                          5             9
Annualised impaired loan loss charge           12bps          9bps
Return on equity (%)                           22            25

Balance Sheet
Total stockholders' equity (EUR               7,189         5,701       26
Million)
Total assets (EUR Billion)                      200           178       12
Total lending (EUR Billion)                     137           120       14
Total customer accounts (EUR Billion)            76            71        8

Capital
Tier 1 ratio (%)                              7.6           7.7
Total capital ratio (%)                      11.1          10.9
Risk-weighted assets (EUR Billion)            122.2         109.3       12



*    Restated for change in accounting policy - see page 24
** Based on underlying performance, which excludes the impact of non-core items above
*** Capital Markets PBT +19% excluding impact of disposal of our 90.444% stake in J&E Davy Holdings Limited ("Davy") on 31 October 2006



"We have delivered a strong performance in the first-half of our financial year. Looking forward we are strongly positioned in our core markets and confident of our ability to maximise growth opportunities, albeit in an environment of moderating growth."

Brian Goggin, Bank of Ireland Group Chief Executive, commented


                   Group Performance Highlights (Underlying)*


   - Strong business trends resulting in Group profit before tax growth of 12% (15% excluding disposal**)
   - Investment strategies continue to deliver excellent growth
   - Group income growth of 9% driven by strong lending and resources growth
   - Excellent underlying cost / income jaws + 5%
   - Further improvement in efficiency ratio (cost / income ratio down 2 percentage points to 51% due to firm cost management)
   - Asset quality remains excellent - annualised impairment charge 12bps
   - Robust funding position underpinned by diversified programmes - well-spread by product, geography, maturity and investor type
   - Strong Capital ratios - Total Capital and Tier 1 ratios at 11.1% and 7.6% respectively


                      Divisional Highlights (Underlying)*


   - In Retail Republic of Ireland: PBT + 12%

        o Leading franchise continuing to deliver strong volume growth
        o Firm cost management driving significant efficiency gains

   - In Bank of Ireland Life: Operating profit + 17%

        o Excellent sales volume growth and effective cost-control driving performance
        o PBT + 7% reflecting the negative impact of weaker stock markets and change in discount rate

   - In Capital Markets: PBT + 8% (+19% excluding Davy**)

        o Corporate Banking and Global Markets driving strong profit performance
        o Strong lending volumes in Corporate Banking - well-spread across segments and geographies - continuing excellent asset quality
        o Customer Business contributing to excellent profit growth in Global Markets - a strong performance in volatile markets

   - In UK Financial Services: PBT + 16%

        o Investment strategies delivering strong profit performance
        o Business Banking delivering very strong lending and resource growth - strong asset quality
        o Maintaining excellent asset quality in our Mortgage Business while continuing to optimise returns in a challenging market
        o Our joint ventures with the UK Post Office are performing strongly - excellent customer acquisition, sales growth and profit trends.


* Underlying performance which excludes the impact of non-core items outlined on page 2 of this document

** On 31 October 2006 we disposed of our 90.444% stake in Davy



Forward-Looking Statement


This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of the Bank of Ireland Group's ("the Group") plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and the UK economies and the international capital markets, the expected level of credit defaults, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues and the availability of funding sources. Any forward-looking statements speak only as of the date they were made. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents it has filed or submitted or may file or submit to the US Securities and Exchange Commission.




For further information please contact:

John O'Donovan         Liam McLoughlin        Geraldine Deighan       Dan Loughrey
Group Chief             Director of           Head of Group           Head of Group Corporate
Financial Officer      Group Finance          Investor Relations      Communications
Tel: +353 1 632 2054   Tel: +353 1 604 4027   Tel: +353 1 604 3501    Tel: +353 1 604 3833




Bank of Ireland will host a results presentation at 9.00am today, 14 November 2007 at the following venues:


        Bank of Ireland Head Office, Lower Baggot Street, Dublin 2 UBS Investment Bank, 1 Finsbury Avenue, London EC2M 2PP


This presentation will be simultaneously webcast on our website:
www.bankofireland.com/investor


This document constitutes the Interim Management Report required by Regulation 6 of the Transparency (Directive 2004/109/EC) Regulations 2007. It can also be found at our website: www.bankofireland.com/investor



INTERIM MANAGEMENT REPORT


Overview

Bank of Ireland Group has delivered a strong performance for the half-year to 30 September 2007. Group profit before tax (PBT) is up 24% to EUR1,091 million and basic earnings per share (EPS) up 26% to 95.8c. Excluding non-core items (outlined on page 17 of this document), Group underlying PBT is up 12%(1) to EUR951 million and underlying EPS is up 10% to 80.1c. This performance is broadly based across the Group with our investment strategies continuing to deliver strong volume growth across all Divisions. Our efficiency drive continues to deliver excellent results with our cost / income ratio down a further 2 percentage points to 51% and a positive cost / income jaws of 5%. Loan losses remain low and asset quality continues to be excellent.

This strong Group performance was delivered in an increasingly challenging environment.

Since August global financial markets have been experiencing one of the most significant dislocations in recent decades. Financial institutions are facing higher funding costs, more limited access to funding and concerns regarding exposures to US sub-prime mortgages.

Bank of Ireland has managed its funding effectively through this period of volatility, its asset quality remains excellent, and the negative impact on our profit of the higher funding environment is modest in this half-year reporting period. Funding costs, while improved somewhat from their extreme positions in early August, remain at significantly higher levels and will likely negatively impact our rate of profit growth in the second half of our financial year.

In Ireland the recent very high rate of economic growth is moderating, primarily reflecting the anticipated housing market correction which in turn is having a negative impact on consumer and business sentiment. This slowing level of economic growth, which still remains well above the eurozone average, is expected to prevail into next year and will likely result in a lower growth in demand in the second half of our financial year to March 2008.


Outlook

Looking to the second half of our financial year underlying momentum in our business remains positive but is moderating in line with reduced economic growth in our main markets.

Against this less favourable global economic backdrop, and the continuing volatility in financial markets, we are guiding high single digit underlying EPS growth for the year to 31 March 2008 (from a base of 144.6c for the year to 31 March 2007).



Review of Group Performance


Group Income Statement
------------------------
                                              Half-Year     Half-Year     Change
                                           30 Sept 2007  30 Sept 2006        %
                                                   EURm       Restated*
                                                                 EURm

Net interest income                             1,532         1,287         19
Other income                                      515           594        (13)
                                            -----------   -----------  ---------
Total operating income (net of insurance
claims)                                         2,047         1,881          9
Operating expenses                             (1,050)       (1,010)         4
Impairment losses on loans and advances           (79)          (48)        65
Share of associates and joint ventures
(post-tax)                                         33            29         14
                                            -----------   -----------  ---------
Underlying profit before tax                      951           852         12
Non-core items:
Add:
   - Gain on disposal of business                  33            40
     assets

   - Gross-up for policyholder tax in
     the Life business                              9            15


   - Investment return on treasury
     shares held for policyholders                105            (8)


Deduct:
   - Hedge ineffectiveness on                      (3)           (1)
     transition to IFRS

   - Cost of restructuring programme               (4)          (19)
                                            -----------   -----------  ---------
Profit before tax                               1,091           879         24

Taxation                                         (164)         (154)         6
Minority interest                                  (1)            2
Dividends to other equity interests                (7)           (7)
                                            -----------   -----------  ---------
Profit attributable to ordinary                   919           720         28
stockholders
                                            -----------   -----------  ---------
Basic EPS cents per share                        95.8          75.9         26
Underlying EPS cents per share**                 80.1          73.0         10
                                            -----------   -----------  ---------

* Restated for change in accounting policy - see page 24

** Excludes the impact of non-core items after tax EUR129m (September 2006:
   EUR8m)


The following commentary is based on the Group's performance excluding the impact of non-core items. A reconciliation of the impact of these non-core items on the income statement line items is shown on pages 17 and 18 of this document.


Income


Total income increased by 9% to EUR2,047 million driven by strong volume increases in both lending and resources across the Group, together with the excellent performance from our fee-earning activities. Total income after adjusting for the impact of the Davy disposal increased by 13% half-year on half-year.

Total Income
--------------
                                            Half-Year     Half-Year    Change
                                         30 Sept 2007  30 Sept 2006         %
                                                 EURm          EURm
Total operating income                          2,047         1,881         9
Trading impact of disposal                          -           (77)
                                            -----------   -----------  --------
Total income excluding trading impact of
disposal                                        2,047         1,804        13
                                            -----------   -----------  --------



Net Interest Income and Other Income growth is distorted by the trading impact of the Davy disposal together with the classification of certain interest expense under IAS 39. Excluding both of these factors, Net Interest Income grew by 14% to EUR1,421 million and Other Income by 13% to EUR626 million.

Net Interest Income
---------------------
                                             Half-Year     Half-Year    Change
                                          30 Sept 2007  30 Sept 2006         %
                                                  EURm          EURm
Net interest income                              1,532         1,287        19
Trading impact of disposal                           -            (1)
IAS 39 impact                                     (111)          (36)
                                             -----------   -----------  --------
Net interest income excluding trading
impact of disposal & IAS 39                      1,421         1,250        14
                                             -----------   -----------  --------


The strong performance in net interest income was driven by the continued strong growth in loans and resources across the Group. Loans to customers increased by 14% and resources grew by 8%. A number of drivers contributed to this volume growth: the strength of our franchise in Ireland; supported by the scale of our multi-channel distribution network; the further delivery from our investment in our UK Business Banking and international Corporate Banking teams.

Net Interest Margin
---------------------
                                             Half-Year     Half-Year    Change
                                          30 Sept 2007  30 Sept 2006

Average interest earning assets (EUR Billion)      173           149        16%

Net Interest Margin (%)                           1.77          1.73       4bps

IAS impact on Net Interest Margin (%)
---------------------------------------
Net interest margin excluding impact of
IAS of disposal & IAS 39                          1.64          1.68      (4bps)
IAS 39 impact                                     0.13          0.05       8bps
                                              ----------   -----------  --------
Net Interest Margin                               1.77          1.73       4bps
                                              ----------   -----------  --------


Net interest margin increased by 4bps to 1.77% for the half-year to 30 September 2007 from 1.73% for the half-year to 30 September 2006. Net interest margin is increased by the classification of certain interest expense under IAS 39 which relates to the designation of certain financial instruments under the fair value option, excluding this impact in the current and prior period, margin attrition was 4bps.


The primary drivers of margin attrition are balance sheet structure with loan growth outpacing resource growth, competition in pricing for lending products, partly offset by improved resource margins.

Other Income
--------------
                                            Half-Year     Half-Year    Change
                                         30 Sept 2007  30 Sept 2006         %
                                                 EURm          EURm

Other income                                      515           594       (13)
Trading impact of disposal                          -           (76)
IAS 39 impact                                     111            36
                                            -----------   -----------  --------
Other income excluding trading impact of
disposal & IAS 39                                 626           554        13
                                            -----------   -----------  --------


Other income growth drivers include: strong sales growth in our Life business; higher arrangement fees in Corporate Banking; increased sales of insurance products in Post Office Financial Services (POFS); increased fees from our broad product range in Retail Republic of Ireland.


Operating Expenses

Total Operating Expenses increased by 4% in the half-year to 30 September 2007 or by 9% excluding the impact of the Davy disposal. Efficiency improvements remain a core focus and we continue to make significant progress in this regard. Our cost / income ratio continues to improve with a further reduction of 2 percentage points from 53% in the half-year to September 2006 to 51% in the half-year to September 2007.

Total Operating Expenses
--------------------------
                                             Half-Year     Half-Year    Change
                                          30 Sept 2007  30 Sept 2006         %
                                                  EURm          EURm

Operating expenses                               1,050         1,010         4
Trading impact of disposal                           -           (51)
                                                --------     ---------  --------
Operating expenses excluding trading
impact of disposal                               1,050           959         9
                                                --------     ---------  --------


The main drivers of the increase in total operating expenses (excluding the trading impact of disposal) were:

   - Investment costs of 2% relating to the continuing international development of our Global Markets and Corporate Banking activities together with the costs associated with the launch of new products in UKFS.
   - Business as usual cost growth of 9% where 4% is due to volume growth and performance related compensation and 5% is due to inflation.
   - Cost savings of (2%) arising from the continued successful implementation of the Strategic Transformation Programme in the current period.


We have continued to make excellent progress in the implementation of the Strategic Transformation Programme and are confident of delivering annualised savings of EUR140 million by March 2008 and thus complete the Programme at that date, one year ahead of schedule and delivering savings in excess of our original target of EUR120 million.


Impairment of Loans and Advances


Asset quality remains excellent.


The impairment charge for the half-year to 30 September 2007 amounts to EUR79 million or 12bps, when expressed as an annualised percentage of average loans, 3bps higher than the half-year to September 2006. We continue to maintain a satisfactory level of provisions against impaired loans, with a coverage ratio of 44%. We are comfortable with this coverage ratio, particularly as residential mortgages represent 46% of our total lending. Total balance sheet provisions were EUR482 million at September 2007, compared with EUR398 million in September 2006. Impairment provisions as a percentage of actual loans are 36bps, the ratio being 3bps for the Group mortgage book and 64bps for non-mortgage lending.

Asset Quality
---------------
                                               Half-Year     Half-Year  Change
                                            30 Sept 2007  30 Sept 2006

Loans and advances to customers (net of
provisions) (EUR Billion)                            133           114      17%
Total average customer advances (EUR Billion)        132           109      21%
Impaired loans (EUR Million)                       1,101           844      30%
Impaired loans as a percentage of loans and
advances (bps)                                        82            74       8
Impairment provision (EUR Million)                   482           398      21%
Coverage ratio (%)                                    44            47
Impairment losses on loans and advances (EUR
Million)                                              79            48      65%
Impairment losses on loans and advances
(annualised bps)                                      12             9       3





Share of Associates and Joint Ventures


Profit after tax from associated undertakings and joint ventures, which mainly relates to First Rate Exchange Services, increased from EUR29 million in the half-year to 30 September 2006 to EUR33 million in the half-year to 30 September 2007, supported by robust margin performance and increased overseas travel.


Balance Sheet - Capital and Funding


Total assets increased by 12% from EUR178 billion to EUR200 billion in the year to 30 September 2007. The rate of growth of customer lending and total resources moderated compared to the prior period, with increases of 14% and 8% respectively.


Pre-securitisation risk weighted assets grew by 16% (18% on a constant currency basis). Post-securitisation risk weighted assets grew by 12% from EUR109 billion to EUR122 billion.

                              % Growth September 2007 over September 2006
                             ---------------------------------------------
                         Risk Weighted             Customer            Resources
                                Assets              Lending

Retail Republic of Ireland        21                   18                    4
Capital Markets                   15                   23                    4
UK Financial Services (Sterling)  15                   16                   31
                            ----------       --------------       --------------
Group                             16                   14                    8
                            ----------       --------------       --------------


Capital


The Group has strong capital resources and our proactive approach to capital management ensures that we have adequate capital to support our business plans.

                                                 30 Sept 2007       30 Sept 2006

Risk Weighted Assets (EUR Billion)                      122.2              109.3
Total Capital Ratio (%)                                11.1               10.9
Tier 1 Ratio (%)                                        7.6                7.7
Equity Tier 1 Ratio (%)                                 4.9                4.5


During the reporting period the Group implemented a number of capital management initiatives. We raised US$600 million (EUR422 million) of Lower Tier 2 Capital. In addition, the Group completed the sale and leaseback of a second tranche of 30 retail branches in Ireland.

In October 2007, we completed a EUR400 million embedded value securities issue, which references the future cash flows from our life assurance business. Had this transaction been completed at the end of September 2007, this would have increased the September 2007 Tier 1 and Equity Tier 1 ratios from 7.6% and 4.9% to 8.0% and 5.3% respectively.


Funding


Wholesale funding at 46% of the total balance sheet (excluding Bank of Ireland Life assets held on behalf of policyholders) compares to 46% at 31 March 2007 and 44% at 30 September 2006.

Balance Sheet Funding                        30 Sept 2007           30 Sept 2006
                                                      %                      %
                                          ---------------        ---------------
Deposits by banks                                    10                     18
CP / CDs                                             14                     12
Securitisations                                       6                      -
Senior Debt / ACS                                    16                     14
                                          ---------------        ---------------
Wholesale Funding                                    46                     44
Customer Deposits                                    41                     43
Capital / Subordinated Debt                           8                      8
Other                                                 5                      5
                                          ---------------        ---------------
Total                                               100                    100
                                          ---------------        ---------------


Wholesale funding is managed to ensure optimum diversification across maturity, investor type and geography and to minimise the concentration of funding within each particular market segment. Having significantly lengthened the maturity profile of wholesale funding in recent years, including the two mortgage securitisations undertaken in March 2007, the Group was very well placed when the current market turmoil commenced. Over 80% of our loan book at September 2007 was funded by customer deposits and term funding with a maturity profile greater than one year. The Group's position was further underpinned by the introduction of the new liquidity regime for Irish banks in July 2007, which moved from a stock to a maturity mismatch approach. During the half-year to 30 September 2007 the Group issued its third US Extendible Note Transaction raising US$1.75 billion.

The Group remains well placed to access wholesale funding sources. The Group's funding strategy remains to grow core customer deposits and to access wholesale funding in a prudent, diversified and efficient manner. The Group is confident that our funding strategy continues to support both our immediate business needs and our planned growth over the medium term.


Effective Tax Rate

The taxation charge for the Group was EUR164 million in the half-year to 30 September 2007 compared to EUR154 million in the half-year to 30 September 2006.

Excluding the effect of non-core items, the effective tax rate for the half-year to 30 September 2007 was 16.0% compared to 15.8% (restated) for the half-year ending 30 September 2006.


Dividend

In accordance with Group policy, the Interim Dividend is set at 40% of the prior year total distribution per unit of Ordinary Stock. The Court has therefore declared an Interim Dividend of 24.2 cent per unit of Ordinary Stock, (circa EUR233 million); which results in an increase of 15% over the corresponding period last year. This dividend will be paid on or after 15 January 2008 to Stockholders who are registered as holding Ordinary Stock at the close of business on 23 November 2007.


Return on Equity

Return on equity, excluding the impact of non-core items (set out on pages 17 and 18) was 22% for the half-year to 30 September 2007, compared to 25% for the half-year to 30 September 2006 and 23% for the year to March 2007.



Divisional Performance

Divisional Profit Before Tax
------------------------------
                                   Half-Year         Half-Year          Change
                                30 Sept 2007      30 Sept 2006               %
                                        EURm              EURm

Retail Republic of Ireland               381               339              12
Bank of Ireland Life                      72                67               7
Capital Markets                          309               286               8
UK Financial Services                    257               222              16
Group Centre                             (68)              (62)            (10)
                                    ----------        ----------      ----------
Underlying profit before tax             951               852              12
Non-core items*                          140                27
                                    ----------        ----------      ----------
Profit before tax                      1,091               879              24
                                    ----------        ----------      ----------

* Restated for change in accounting policy - see page 24


Retail Republic of Ireland

Retail Republic of Ireland delivered a strong performance for the half-year to 30 September 2007 with profit before tax growth of 12% to EUR381 million. Total operating income grew by 14% and operating expenses rose by 10%, a 4% positive cost / income jaws. While markets were generally less buoyant, the continued strength of our leading franchise in Ireland underpinned the strong performance
- broad distribution platform, comprehensive suite of retail and business products and services, commitment to service excellence and operating efficiency.

Retail Republic of Ireland: Income Statement
----------------------------------------------
                                             Half-Year     Half-Year    Change
                                          30 Sept 2007  30 Sept 2006         %
                                                  EURm          EURm

Net interest income                                708           632        12
Other income*                                      226           189        20
                                             -----------   -----------  --------
Total operating income                             934           821        14
Total operating expenses                          (496)         (449)       10
                                             -----------   -----------  --------
Operating profit before impairment losses          438           372        18
Impairment losses on loans and advances            (57)          (33)       73
                                             -----------   -----------  --------
Profit before tax                                  381           339        12
                                             -----------   -----------  --------

* Includes share of associates / joint ventures (September 2007 EURnil; September 2006 EUR0.9m)


The impact of rising interest rates in the past eighteen months and poorer consumer and business sentiment has had a moderating impact on lending and deposit growth with lending and resources volumes at the end of September 2007 up by 18% and 4% respectively. Growth in our mortgage book slowed to 16% while the Business Banking loan book grew by 22%. A lower net interest margin resulted from loans growing faster than deposits, more rapid growth in lower margin lending business and residential mortgage competition, partly offset by improved resource margins.

Other income increased by 20% driven mainly by an excellent performance in our Private Banking business and strong growth in Credit Card activity together with the benefit from the disposal of Mastercard shares which accounted for 5 percentage points of this increase.

Costs grew by 10%. This was driven broadly in equal measure by salary / general inflation and by business growth, with further efficiency gains reducing the cost / income ratio from 55% to 53%.

While impairment losses on loans and advances increased from EUR33 million to EUR57 million (16bps to 23bps annualised of the average loan book) the charge remains low by historical standards and asset quality continues to be strong.


Bank of Ireland Life

Bank of Ireland Life, the Group's life assurance business, continues to perform strongly with impressive sales growth and effective cost control the main drivers of performance.

The Life business achieved excellent growth in new sales volumes in the half-year to 30 September 2007 with a 27% increase to EUR254 million on an annual premium equivalent basis. New sales of regular premium and single premium investment products have been particularly strong in the period, driven in part by the maturity of the government SSIA contracts. The business has benefited from economies of scale following investment in its life administration platforms and is now investing to enhance processing capability for individual pensions. Improved efficiencies led to the cost / income ratio falling from 41% in the prior comparable period last year to 39% in the half-year to 30 September 2007.

Bank of Ireland Life has a leading position in the Irish market resulting from the combination of our multi-channel distribution platform and industry leading bancassurance sales model. This combination leaves the Life business well positioned to compete in a market place that remains very attractive over the medium term.


IFRS Performance
                               Half-Year            Half-Year           Change
                            30 Sept 2007         30 Sept 2006                %
                                    EURm                 EURm
Operating income                     137                  121               13
Operating costs                      (54)                 (50)               8
                               -----------          -----------       ----------
Operating profit                      83                   71               17
Investment variance                   (5)                  (4)
Discount rate change                  (6)                   -
                               -----------          -----------       ----------
Profit before tax                     72                   67                7
                               -----------          -----------       ----------


Operating profit grew by 17% to EUR83 million. Profit before tax at EUR72 million was 7% higher than the half-year to September 2006. Investment markets were volatile in the period and the business recorded a negative investment variance of EUR5 million. Continuing investment market volatility will impact both investor sentiment and revenues in the second half of our financial year. Consistent with increases in the long-term bond yields, the discount rate applied to future cashflows was increased by 0.5% to 8.0% in the period. This was significantly offset by an increase of 0.75% to 6.25% in the future growth rate assumption on unit linked assets resulting in a net cost of EUR6 million.


Embedded Value Performance

The alternative method of presenting the performance of our Life business is on an Embedded Value basis. This method is widely used in the life assurance industry and also shows a very strong performance with operating profits up 23% to EUR100 million. New business profit has grown strongly in line with strong sales growth and existing business profits have also performed well as a result of a rapidly growing portfolio, continuing favourable experience variances and some changes to the actuarial assumptions in line with experience.

Profit before tax grew by 23%, which included a higher negative investment variance in the half-year to 30 September 2007 compared to the half-year to 30 September 2006. Under the Embedded Value methodology, the negative impact of increasing the discount rate by 0.5% to 8.0% is offset by an increase of 0.75% to 6.25% in the future growth rate assumption on unit linked assets.



Embedded Value Performance         Half-Year        Half-Year           Change
                                30 Sept 2007     30 Sept 2006                %
                                        EURm             EURm

New business profits                      56               45               24
Existing business profits
  - Expected return                       47               39
  - Experience variance                    8                8
  - Assumption changes                     6                4
Inter-company payments                   (17)             (15)
                                  ------------     ------------     ------------
Operating profit                         100               81               23
Investment variance                      (18)             (15)
Discount rate change                      (1)               -
                                  ------------     ------------     ------------
Profit before tax                         81               66               23
                                  ------------     ------------     ------------


The key assumptions used in the Embedded Value methodology are a discount rate of 8.0% (September 2006: 7.5%), future growth rate on unit linked assets of 6.25% (September 2006: 5.5%) and the rate of tax assumed to be levied on shareholder profits of 12.5% (September 2006: 12.5%). Actuarial assumptions are also required in relation to mortality, morbidity and persistency rates and these have been derived from the company's experience.


Capital Markets

Capital Markets Division comprises Corporate Banking, Global Markets, Asset Management Services and IBI Corporate Finance. Profit before tax increased by 8% to EUR309 million for the half-year to 30 September 2007. The Divisional performance for the half-year to 30 September 2007 is not directly comparable with the half-year to 30 September 2006 as the disposal of Davy in October 2006 impacts the half-year on half-year analysis of profit, income and cost growth. Excluding the impact of this disposal, profit before tax increased by 19%.


Capital Markets: Income Statement
                                                                     Change %
                        Half-Year       Half-Year      Change       excluding
                     30 Sept 2007    30 Sept 2006           %   impact of IAS
                             EURm            EURm               39 & disposal

Net interest income           419            285           47              26
Other income                  100            229          (56)              8
                         ----------     ----------   ----------    ------------
Total operating income        519            514            1              18
Total operating expenses     (199)          (224)         (11)             14
                         ----------     ----------   ----------    ------------
Operating profit before
impairment losses             320            290           10              21
Impairment losses on
loans and advances            (11)            (4)         175             175
                         ----------     ----------   ----------    ------------
Profit before tax             309            286            8              19
                         ----------     ----------   ----------    ------------


Total operating income was 1% higher in the half-year to 30 September 2007 against the prior year comparable period. Excluding the trading impact of the Davy disposal, total operating income increased by 18% driven by an excellent performance in Global Markets and strong lending volume growth in Corporate Banking.

The growth in net interest income and other income is distorted by the trading impact of the disposal as outlined above, together with the classification of certain interest expense under IAS 39 which relates to the designation of certain financial instruments under the fair value option. Excluding both of these factors, net interest income increased by 26% and other income increased by 8%.

The 26% growth in net interest income was driven by strong volume growth and improved margins reflecting the mix of the loan book. Other income growth of 8% has been impacted by lower assets under management in Asset Management Services.

Total operating expenses decreased by 11% to EUR199 million. Excluding the trading impact of the Davy disposal, total operating expenses increased by 14%. There were three main drivers of operating expenses within the Division: investment costs (5%), volume related growth (4%) and inflation (5%).

Operating income has continued to exceed cost growth notwithstanding significant investment being made in the ongoing expansion of our product and distribution capabilities in our Corporate Banking and Global Markets businesses.

Credit quality remains strong with impairment losses on loans and advances of EUR11 million or 8bps annualised compared to 4bps in the half-year to September 2006.


Capital Markets: Business Unit Profit before tax
------------------------------------------------
                                            Half-Year     Half-Year    Change

Corporate Banking                                 187           158        18
Global Markets                                     93            71        31
Asset Management Services                          33            33         -
Division Centre                                    (4)           24      (117)
                                              ---------    ----------  --------
Profit before tax                                 309           286         8
                                              ---------    ----------  --------

Corporate Banking has maintained its strong momentum with profit growth of 18% for the half-year to 30 September 2007. The loan book increased by 23% across a broad range of portfolios to September 2007 compared to September 2006. We continue to closely manage our asset quality and continue to see good opportunities for growth in both Europe and the US. We are beginning to see a trend towards improved pricing and risk structures across our business segments which augers well for the growth outlook for our portfolios.

Global Markets delivers a comprehensive range of risk management products to the Group's customer base and acts as Treasurer for the Group. Profit for the half-year to 30 September 2007 increased by 31%. The performance of our markets / trading teams has been very strong in volatile market conditions and our customer businesses globally have delivered an excellent performance.

Asset Management Services profit before tax for the half-year to 30 September 2007 was EUR33 million, which is in line with the comparable period last year. Assets under Management in BIAM are EUR39 billion at September 2007, compared to EUR43 billion at September 2006.

Division centre includes central management costs for the Division, together with IBI Corporate Finance (and Davy in the half-year to 30 September 2006). IBI Corporate Finance continues to perform well.


UK Financial Services (Sterling)

The UK Financial Services Division (UKFS), which incorporates Business Banking, our Mortgage business and our joint ventures with the UK Post Office, delivered a strong performance during the half-year to 30 September 2007 building on the excellent momentum shown in the comparable period last year. Profit before tax increased by 15% to GBP175 million (16% on a euro equivalent basis).


UKFS: Income Statement (Sterling)
---------------------------------

                        Half-Year     Half-Year        Change           Change
                     30 Sept 2007  30 Sept 2006             %      % excluding
                                                                 impact of IAS
                             GBPm          GBPm                             39

Net interest income           287           255            13               12
Other income*                  77            70            10               14
                          ---------     ---------     ---------       ----------
Total operating income        364           325            12               12
Total operating expenses     (181)         (165)           10               10
                          ---------     ---------     ---------       ----------
Operating profit before
impairment losses             183           160            14               14
Impairment losses on
loans and advances             (8)           (8)            -                -
                          ---------     ---------     ---------       ----------
Profit before tax             175           152            15               15
                          ---------     ---------     ---------       ----------

* Includes share of associates / joint ventures (September 2007 GBP23m; September 2006 GBP19m)


Total operating income rose by 12% to GBP364 million for the half-year to 30 September 2007. The growth in net interest income and other income is distorted by the classification of certain interest expense under IAS 39. Excluding this, net interest income grew by 12% and other income by 14%. Net interest income growth was due to excellent volume growth for both lending (+16%), and resources (+31%). Other income grew on the back of a strong performance in our joint ventures with the Post Office, notably increasing fee income from the sales of insurance products in Post Office Financial Services (POFS) and higher profits in First Rate Exchange Services (FRES).

Operating expenses increased by 10% to GBP181 million for the half-year to 30 September 2007, due to higher regulatory, restructuring and compliance costs and volume related expenses across the Division. Further efficiency gains reduced the cost / income ratio from 51% to 50%.

Asset quality remains excellent with impairment losses on loans and advances of 4bps annualised compared to 5bps in the half-year to 30 September 2006.


UKFS: Business Unit Profit before tax (Sterling)

                                  Half-Year         Half-Year           Change
                               30 Sept 2007      30 Sept 2006                %
                                       GBPm              GBPm

Business Banking                         93                70               33
Mortgages                                72                74               (3)
Consumer Financial Services:             24                13               85
                                  -----------       -----------
   - POFS                                -                (8)
   - FRES (post tax)                    23                19
   - Other                               1                 2
                                  -----------       -----------
Division Centre                         (14)               (5)            (180)
                                  -----------       -----------      -----------
Total                                   175               152               15
                                  -----------       -----------      -----------

The performance of Business Banking is a particular highlight, with profit before tax increasing by 33% to GBP93 million. Our continued investment in building a high-performing team of business bankers is delivering very strong results. Volume growth is strong with loan book growth of 28% and resource growth of 21% compared to 30 September 2006. Margins remain stable and asset quality is strong.

The Mortgage business delivered a profit of GBP72 million, similar to the performance in the second half of our 2006 / 2007 financial year and marginally lower than the comparable prior period. There are a number of factors influencing this outcome: the impact of the rising yield curve and base rate increases, the cost of securitisation and funding, and the impact of competition on both new business and margins. In this environment, we have sought to optimise returns and this has kept margin attrition to 7bps but has impacted volumes. The residential mortgage book increased by 9% to GBP25 billion with good growth in the buy-to-let specialist portfolio being offset by a slowdown in self-certified and standard business. Credit performance remains excellent with our arrears levels significantly below the industry average and the loan loss charge for mortgages showed no change from September 2006.

Our Consumer Financial Services businesses which are run on a joint venture basis with the UK Post Office delivered a strong performance with profits almost doubling. POFS has made good progress with customer numbers increasing to 1.2 million at 30 September 2007 with the business continuing to add approximately 50,000 new customers every month. We are still growing market share in insurance products and continued to experience strong volume growth in Instant Saver accounts. Total resources in POFS were GBP2.5 billion at 30 September 2007. Policy renewals on insurance products and retentions after the initial incentive period on savings accounts are both at industry leading levels. FRES, our second joint venture with the UK Post Office for the provision of personal foreign exchange services, delivered profit growth of 21%, as a result of robust margin performance and increased overseas travel.

Division centre reported a net loss of GBP14 million compared to GBP5 million in the prior comparable period. This increase reflects a number of items including the costs associated with the corporate restructuring of Bristol & West to obtain the optimum capital and funding treatment for the Group under Basel II.


Group Centre

Group Centre, which comprises earnings on surplus capital, unallocated support costs and some smaller business units, had a net loss of EUR68 million in the half-year to 30 September 2007, compared to EUR62 million in the half-year to 30 September 2006. The key driver behind the higher net loss is increased funding costs of additional capital raised between September 2006 and September 2007.




Income Statement 30 September 2007 - Business Segments

Half-year ended 30 September 2007

                   Net  Insurance    Other    Total Insurance    Total   Operating   Impairment    Share of    Profit
              interest        net   income   income    claims   income    expenses    losses on      income    before
                income    premium                               net of                  loans &        from       tax
                           income                            insurance                 advances  associates
                                                                claims                             and joint
                                                                                                   ventures
                                                                                                  (post-tax)
                   EURm      EURm     EURm      EURm     EURm     EURm        EURm         EURm        EURm     EURm


Retail Republic of
Ireland             708          -      226      934         -      934        (496)        (57)          -       381
Bank of Ireland Life (3)      1053      (10)    1040      (914)     126         (54)          -           -        72
Capital Markets     419          -      100      519         -      519        (199)        (11)          -       309
UK Financial
Services            420          -       80      500         -      500        (265)        (11)         33       257
Group Centre        (12)        26      (38)     (24)       (8)     (32)        (36)          -           -      (68)
                  -------  ---------  -------   ------   -------  -------    --------    --------     -------  -------
Group -
underlying        1,532      1,079      358    2,969      (922)   2,047      (1,050)        (79)          33      951

Gain on disposal of
business assets       -          -       33       33         -       33           -           -           -       33
Gross-up of
policyholder
tax in the
Life business         -          -        9        9         -        9           -           -           -        9
Investment return
on treasury
shares held
for policyholders     -          -      105      105         -      105           -           -           -      105
Hedge
ineffectiveness
on transition to
IFRS                  -          -       (3)      (3)        -       (3)          -           -           -       (3)
Cost of
restructuring
programme             -          -        -        -         -        -          (4)          -           -       (4)
                  -------  ---------  -------   ------   -------  -------    --------    --------     -------  -------
Group total       1,532      1,079      502    3,113      (922)   2,191      (1,054)        (79)         33    1,091
                  =======  =========  =======   ======   =======  =======    ========    ========    =======  =======


The reconciliation shows the Group and Divisional underlying income statements with a reconciliation of the impact of the non-core items in arriving at the Group total income statement.



Income Statement 30 September 2006 (Restated*) -Business Segments

Half-year ended 30 September 2006

                    Net  Insurance    Other    Total Insurance    Total   Operating   Impairment    Share of    Profit
               interest        net   income   income    claims   income    expenses    losses on      income    before
                 income    premium                               net of                  loans &        from       tax
                            income                            insurance                 advances  associates
                                                                 claims                             and joint
                                                                                                    ventures
                                                                                                   (post-tax)
                   EURm       EURm     EURm     EURm     EURm     EURm         EURm         EURm        EURm     EURm

Retail Republic of
Ireland             632          -      188      820        -      820        (449)         (33)          1       339
Bank of
Ireland Life          4        920       51      975     (858)     117         (50)           -           -        67
Capital Markets     285          -      229      514        -      514        (224)          (4)          -       286
UK Financial
Services            372          -       74      446        -      446        (241)         (11)         28       222
Group Centre         (6)        16      (22)     (12)      (4)     (16)        (46)           -           -       (62)
                  -------  ---------  -------   ------  -------  -------    --------    --------     -------   -------
Group -
underlying        1,287        936      520    2,743     (862)   1,881      (1,010)         (48)         29       852

Gain on
disposal of
business
assets                -          -       40       40        -       40           -            -           -        40
Gross-up of
policyholder
tax in the
Life business         -          -       15       15        -       15           -            -           -        15
Investment
return on
treasury
shares held
for policyholders     -          -       (8)      (8)       -       (8)          -            -           -        (8)
Hedge
ineffectiveness
on transition to
IFRS                  -          -       (1)      (1)       -       (1)          -            -           -        (1)
Cost of
restructuring
programme             -          -        -        -        -        -         (19)           -           -       (19)
                  -------  ---------  -------   ------  -------  -------    --------     --------     -------   -------
Group total       1,287        936      566    2,789     (862)   1,927      (1,029)         (48)         29       879
                  =======  =========  =======   ======  =======  =======    ========     ========     =======   =======



Restated for change in accounting policy - see page 24


The reconciliation shows the Group and Divisional underlying income statements with a reconciliation of the impact of the non-core items in arriving at the Group total income statement.



Statement of Directors' Responsibilities

The Directors are responsible for preparing the Interim Statement in accordance with International Accounting Standard 34 (IAS 34) and the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Irish Financial Services Regulatory Authority.

The Directors confirm that the condensed set of financial statements have been prepared in accordance with IAS 34 and that they give a true and fair view of the assets, liabilities, financial position and profit of the Group and that as required by the Transparency (Directive 2004/109/EC) Regulations 2007, the Interim Statement includes a fair review of:

   - important events that have occurred during the first six months of the year;
   - the impact of those events on the condensed financial statements;
   - a description of the principal risks and uncertainties for the remaining six months of the financial year (see page 5); and
   - details of any related party transactions that have materially affected the Group's financial position or performance in the half-year to 30 September 2007.


Richard Burrows   George Magan        Brian J Goggin          John B Clifford
Governor          Deputy Governor     Group Chief Executive   Secretary



CONSOLIDATED INCOME STATEMENT (unaudited)

                                        Half-Year      Half-Year           Year
                                     30 Sept 2007   30 Sept 2006  31 March 2007
                                                        Restated*
                               Notes         EURm           EURm           EURm
                              ------      ---------     ---------       --------

INTEREST INCOME                             5,022         3,698          8,137

INTEREST EXPENSE                           (3,490)       (2,411)        (5,380)
                                          ---------     ---------       --------

NET INTEREST INCOME               4         1,532         1,287          2,757

Insurance net premium income                1,079           936          2,188
Fees and commissions income                   439           490            898
Fees and commissions expense                  (89)          (91)          (160)
Net trading (expense) / income    5           (94)            2            (70)
Life assurance investment
income and gains                               36            40            247
Other operating income            6           171           117            199
Profit on disposal of
business activities                             -             8            243
Profit on sale of property                     39             -             87
                                          ---------     ---------       --------

TOTAL OPERATING INCOME                      3,113         2,789          6,389
Increase in insurance
contract liabilities and
claims paid                                  (922)         (862)        (2,213)
                                          ---------     ---------       --------

TOTAL OPERATING INCOME, NET
OF INSURANCE CLAIMS                         2,191         1,927          4,176

TOTAL OPERATING EXPENSES          7        (1,054)       (1,029)        (2,159)
                                          ---------     ---------       --------

OPERATING PROFIT BEFORE
IMPAIRMENT LOSSES                           1,137           898          2,017
Impairment losses                12           (79)          (48)          (103)
                                          ---------     ---------       --------

OPERATING PROFIT                            1,058           850          1,914
Share of profit of associated
undertakings and joint ventures                33            29             44
                                          ---------     ---------       --------

PROFIT BEFORE TAXATION                      1,091           879          1,958
Taxation                          9          (164)         (154)          (306)
                                          ---------     ---------       --------

PROFIT FOR THE PERIOD                         927           725          1,652
                                          ---------     ---------       --------

Attributable to minority
interests                                       1            (2)             1
Attributable to stockholders                  926           727          1,651
                                          ---------     ---------       --------

PROFIT FOR THE PERIOD                         927           725          1,652
                                          ---------     ---------       --------

Earnings per unit of EUR0.64
ordinary stock                   10          95.8c         75.9c         172.2c
                                          ---------     ---------       --------

Diluted earnings per unit of
EUR0.64 ordinary stock           10          95.4c         75.4c         171.0c
                                          ---------     ---------       --------



* Restated for change in accounting policy - see page 24



CONSOLIDATED BALANCE SHEET (unaudited)
                                       30 Sept 2007  30 Sept 2006  31 March 2007
                                                         Restated*
                              Notes          EURm          EURm           EURm
                            --------       --------      --------       --------
ASSETS
Cash and balances at
central banks                                 416           322            362
Items in the course of
collection from other banks                   792           839            811
Central government and
other eligible bills                           11             9             11
Trading securities               13         1,031           477            520
Derivative financial
instruments                                 3,713         2,295          2,849
Other financial assets at
fair value through P/L           13        12,904        10,846         12,707
Loans and advances to banks                 8,556         8,769          7,210
Available-for-sale
financial assets                 13        33,453        32,515         33,449
Loans and advances to
customers                        11       133,078       114,356        125,048
Interests in associated
undertakings                                   29            25             26
Interest in joint ventures                    103           131             73
Intangible assets - Goodwill                  328           361            347
Intangible assets - Other                     581           597            596
Retirement benefit asset                       21             -              -
Investment property                         1,393         1,042          1,142
Property, plant & equipment                   655           716            665
Assets classified as held
for sale                         14            45         1,849             83
Deferred tax asset                             30            27             25
Other assets                                2,782         2,529          2,889
                                           --------      --------       --------
Total assets                              199,921       177,705        188,813
                                           --------      --------       --------

EQUITY AND LIABILITIES
Deposits by banks                          18,856        28,593         20,405
Customer accounts                15        76,348        70,791         72,277
Items in the course of
transmission to other banks                   274           304            243
Derivative financial
instruments                                 3,757         2,060          2,935
Liabilities to customers
under investment contracts                  6,602         6,380          6,736
Debt securities in issue                   66,018        43,940         59,523
Insurance contract
liabilities                                 7,684         6,122          7,190
Other liabilities                           4,346         3,816          3,983
Deferred tax liabilities                      266           226            278
Provisions                                     59           114             87
Retirement benefit
obligations                                   372           851            590
Subordinated liabilities         16         8,116         7,223          7,808
Disposal Group classified
as held for sale                 14             -         1,551              -
                                           --------      --------       --------
Total liabilities                         192,698       171,971        182,055
                                           --------      --------       --------
Equity
Share capital                    18           663           663            663
Share premium account            19           775           767            771
Retained profit                  19         5,456         3,531          4,672
Other reserves                   19           588           993            905
Own shares held for the
benefit of life assurance
policyholders                                (293)         (253)          (287)
                                           --------      --------       --------
Stockholders equity                         7,189         5,701          6,724
Minority interests                             34            33             34
                                           --------      --------       --------
Total equity                                7,223         5,734          6,758
                                           --------      --------       --------
Total equity and liabilities              199,921       177,705        188,813

                                           --------      --------       --------
* Restated for change in
accounting policy - see
page 24



CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

                            Half-Year             Half-Year            Year 31
                         30 Sept 2007          30 Sept 2006         March 2007
                                                   Restated*
                                EURm                  EURm               EURm
                               --------              --------            -------

Net gain on property
revaluation                         1                     -                 18
Net change in cash flow
hedge reserve                     (57)                   34                135
Net change in available-for-
sale reserve                     (142)                    1                (49)
Net actuarial gains / losses
in defined benefit pension
schemes                           167                   (30)               190
Foreign exchange
translations                     (135)                   84                 49
                               --------              --------            -------

(Expense) / income
recognised in equity             (166)                   89                343
Profit for the period             927                   725              1,652
                               --------              --------            -------

Total recognised income
for the period                    761                   814              1,995
                               --------              --------            -------

Attributable to:
Equity holders of the parent      760                   816              1,994
Minority interests                  1                    (2)                 1
                               --------              --------            -------
                                  761                   814              1,995
                               --------              --------            -------


* Restated for change in accounting policy - see page 24





CONSOLIDATED CONDENSED CASH FLOW STATEMENT (UNAUDITED)

                                          Half-Year     Half-Year           Year
                                       30 Sept 2007  30 Sept 2006  31 March 2007
                                                        Restated*
                                             EURm          EURm             EURm
                                          ---------     ---------      ---------
Operating activities:

Profit before taxation                      1,091           879          1,958

Adjust for non cash items:                    (33)          (29)           (44)
Share of profit of associated
undertakings and joint ventures
Profit on disposal of business
activities                                      -            (8)          (243)
Depreciation and amortisation                  69            76            151
Impairment losses                              79            48            103
Movement on share based payments reserve        6             6             12
Profit on sale of property                    (39)            -            (87)
Interest on subordinated liabilities          227           173            381
Other non cash items                          147           (51)          (162)
                                          ---------     ---------      ---------
Net cash flow from trading activities       1,547         1,094          2,069

Changes in operating assets and
liabilities:                                1,506         5,170          1,383
                                          ---------     ---------      ---------
Net cash flow from operating
activities before tax and dividend          3,053         6,264          3,452
Taxation paid                                 (48)          (34)          (272)
                                          ---------     ---------      ---------
Net cash flow from operating activities     3,005         6,230          3,180
                                          ---------     ---------      ---------

Investing activities:

Dividend received from Joint Venture            -             -             68
Acquisitions / disposals of businesses         (3)          (18)           157
Net increase in financial investments        (582)       (4,294)        (5,865)
Purchase of property, plant, equipment,
investment property and intangible assets    (297)         (391)          (439)
Proceeds from disposals of property,
plant and equipment, investment property
and intangible assets                         128            55            287
                                          ---------     ---------      ---------
Net cash flow from investing activities      (754)       (4,648)        (5,792)
                                          ---------     ---------      ---------

Financing activities:
Interest paid on subordinated liabilities    (120)          (73)          (361)
Proceeds from issue of subordinated
liabilities                                   422           733          1,479
Proceeds from issue of ordinary stock         100            44            133
Equity dividends paid                        (377)         (324)          (524)
Dividends paid to minority interests           (1)           (3)            (3)
Dividends paid on other equity interests       (7)           (7)           (15)
                                          ---------     ---------      ---------
Net cash flow from financing activities        17           370            709
                                          ---------     ---------      ---------
Net increase / (decrease) in
cash and cash equivalents                   2,268         1,952         (1,903)

Cash and cash equivalents at start
of period                                   4,297         6,162          6,162
Exchange movements                            (39)           41             38
                                          ---------     ---------      ---------
Cash and cash equivalents at end
of period                                   6,256         8,155          4,297
                                          ---------     ---------      ---------


* Restated for change in accounting policy - see page 24



1 ACCOUNTING POLICIES AND PRESENTATION OF FINANCIAL INFORMATION

The accounting policies applied by the Group in the preparation of the interim financial statements for the half-year ended 30 September 2007 are in accordance with the recognition and measurements principles of International Financial Reporting Standards as adopted by the EU and are the same as those set out in the Annual Report and Accounts for the year ended 31 March 2007. The following standards / amendments to standards have been adopted by the Group from 1 April 2007:

IFRIC 9 - Reassessment of Embedded Derivatives. This interpretation requires an entity to assess whether a contract contains an embedded derivative at the date an entity first becomes party to a contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows. The adoption of this interpretation has not had a material impact on the Group.

IFRIC 10 - Interim Financial Reporting and Impairment. This interpretation clarifies that any impairment losses on goodwill and equity instruments recognised in an interim period may not be reversed in subsequent interim periods. This does not have a material impact on the Group.

Amendment to IAS 1 - Capital Disclosures. This amendment requires disclosure, both quantitative and qualitative, of an entity's objectives, policies and processes for managing capital. The financial statements for the year ended 31 March 2008 will include some additional disclosures as required by this standard.

IFRS 7 - Financial Instruments: Disclosures. This standard updates and augments the disclosure requirements of IAS 30, IAS 32 and IFRS 4 and requires additional qualitative and quantitative disclosures relating to risk management policies and processes. These additional disclosures will be included in the financial statements for the year ended 31 March 2008.

The full IFRS 7 disclosures and the Capital disclosures required by the amendment to IAS 1 will be given in the Group's Annual Report and Accounts.

These interim financial statements comply with IAS 34 'Interim Financial Reporting'. The Group has adopted IAS 34 during this period as part of its adoption of the EU Transparency Directive.

These interim financial statements do not comprise statutory accounts within the meaning of Section 19 of the Companies (Amendment) Act 1986. The statutory accounts for the financial year ended 31 March 2007 were approved by the Court of Directors on 30 May 2007 and contained an unqualified audit report and have been filed with the Companies Office on 14 August 2007.

Following a change in the Group's method of assessing materiality, the income statement for the half-year to 30 September 2006 and the balance sheet as at 30 September 2006 have been restated. Further detail on this change in method of assessing materiality is set out on page 86 of the Group's Annual Report and Accounts for the year ended 31 March 2007. The impact of this restatement on the half-year to 30 September 2006 has been as follows: Life assurance investment income and gains has been reduced by EUR4 million from EUR44 million, as previously reported in September 2006, to EUR40 million. Other operating income has been reduced by EUR4 million from EUR121 million, as previously reported, to EUR117 million. This results in a total restatement of profit before tax for September 2006 from EUR887 million to EUR879 million. Basic earnings per share for September 2006 have been reduced from 76.7c to 75.9c. Assets at fair value through p / l as at 30 September 2006 have been reduced by EUR138 million from EUR10,984 million to EUR10,846 million, with a corresponding reduction in retained profits from EUR3,669 million to EUR3,531 million as at that date.



2 ACQUISITIONS AND DISPOSALS


To 30 September 2007

There were no acquisitions or disposals in the half-year to 30 September 2007.

To 30 September 2006

Paul Capital Investments:

On 20 June 2006 the Bank entered into a joint venture partnership with Paul Capital Partners, a leading US private equity specialist, establishing Paul Capital Investments LLC providing private equity fund of funds products and advisory services to institutional and other investors worldwide. The consideration at the time of acquisition was US$25 million. The acquisition is currently being accounted for as a joint venture using the equity method of accounting.


Guggenheim Advisors:

On 20 January 2006 the Bank acquired a 71.5% interest in Guggenheim Advisors. The final cash consideration for the transaction was US$148 million.


Profit on Disposal

On 21 April 2006 the Bank completed the sale of Enterprise Finance Europe GmbH for a consideration of EUR10 million giving rise to a profit on disposal of EUR8 million.


To 31 March 2007

On 31 October 2006 the Bank completed the sale of its 90.444% equity stake in Davy Stockbrokers to the management and staff of J&E Davy Holdings Limited. The profit on disposal was EUR229 million.

In addition, EUR6 million was written back to the Group income statement in relation to costs provided, at 31 March 2006, against anticipated expenses in exiting certain contracts relating to the disposal of the Bristol & West branch network.


3 SEGMENTAL ANALYSIS

The segmental analysis of the Group's results and financial position is set out below by business class and by geographic segment. For the geographic analysis Ireland (excluding Northern Ireland) includes profits generated in the International Financial Services Centre. Revenue is defined as gross interest income, non interest income, insurance net premium income, net of insurance claims and income from associates and joint ventures. The Group has five business classes detailed in the table below. In October 2006, the Wholesale Financial Services and Asset Management Services divisions were combined to form the Capital Markets Division. Prior period results have been adjusted to reflect this change. These segments reflect the internal financial and management reporting structure. The analysis of results by business class is based on management accounts information. Transactions between the business segments are on normal commercial terms and conditions. Internal charges and transfer pricing adjustments have been reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis.




3 SEGMENTAL ANALYSIS (continued)

BUSINESS SEGMENTS

Half-Year ended          Retail         Bank of          Capital           UK
                       Republic         Ireland          Markets    Financial         Group  Eliminations     Group
30 September 2007    of Ireland            Life                      Services        Centre
                           EURm            EURm             EURm         EURm          EURm          EURm      EURm
 ----------------        --------          ------         --------      -------        ------      --------    ------

Net interest income         708              (3)             419          420           (12)            -     1,532
Insurance net
premium income                -           1,053                -            -            26             -     1,079
Other income                226              (1)              99           75            64             -       463
Gain on disposal of
property                     33               -                1            5             -             -        39
                         --------          ------         --------      -------        ------      --------    ------
Total operating
income                      967           1,049              519          500            78             -     3,113
Insurance claims              -            (914)               -            -            (8)            -      (922)
                         --------          ------         --------      -------        ------      --------    ------
Total operating
income, net of
insurance claims            967             135              519          500            70             -     2,191
Operating expenses         (460)            (52)            (193)        (246)          (34)            -      (985)
Depreciation and
amortisation                (36)             (2)              (6)         (19)           (6)            -       (69)
Impairment losses           (57)              -              (11)         (11)            -             -       (79)
Share of profit of
associated undertakings
and joint ventures            -               -                -           33             -             -        33
                         --------          ------         --------      -------        ------      --------    ------
Profit before taxation      414              81              309          257            30             -     1,091
Gain on disposal of
business assets             (33)              -                -            -             -             -       (33)
Gross-up of policyholder
tax in the Life business      -              (9)               -            -             -             -        (9)
Investment return on
treasury shares held
for policyholders             -               -                -            -          (105)            -      (105)
Hedge ineffectiveness
on transition to IFRS         -               -                -            -             3             -         3
Cost of restructuring
programme                     -               -                -            -             4             -         4
                         --------          ------         --------      -------        ------      --------    ------
Group profit before tax
excluding the impact of
above items                 381              72              309          257           (68)            -       951
                         --------          ------         --------      -------        ------      --------    ------

Total assets            113,068          15,193          179,605       77,577        33,974      (219,496)  199,921
                         --------          ------         --------      -------        ------      --------    ------
Total liabilities       110,888          15,031          177,962       74,859        33,454      (219,496)  192,698
                         --------          ------         --------      -------        ------      --------    ------
Capital expenditure(i)       22               7                6           23             3             -        61
                         --------          ------         --------      -------        ------      --------    ------



(i) Capital expenditure comprises additions to property and equipment and intangible assets including additions resulting from acquisitions through business combinations.



3 SEGMENTAL ANALYSIS (continued)

BUSINESS SEGMENTS

                        Retail         Bank of          Capital           UK
Year ended            Republic         Ireland          Markets    Financial         Group  Eliminations     Group
31 March 2007       of Ireland            Life                      Services        Centre
                          EURm            EURm             EURm         EURm          EURm          EURm      EURm
                       --------        --------          -------     --------       -------      --------    ------

Net interest income      1,311              (5)             671          784            (4)            -     2,757
Insurance net premium
income                       -           2,155                -            -            33             -     2,188
Other income               377             326              379          129           (93)            -     1,118
Gain on disposal of
business activities/
property                    87               -                -            6           233             -       326
                       --------        --------          -------     --------       -------      --------    ------
Total operating income   1,775           2,476            1,050          919           169             -     6,389
Insurance claims             -          (2,205)               -            -            (8)            -    (2,213)
                       --------        --------          -------     --------       -------      --------    ------
Total operating
income, net of
insurance claims         1,775             271            1,050          919           161             -     4,176
Operating expenses        (852)           (100)            (439)        (458)         (159)            -    (2,008)
Depreciation and
amortisation              (75)             (4)             (17)         (39)          (16)            -      (151)
Impairment losses         (63)              -              (21)         (20)            1             -      (103)
Share of profit of
associated undertakings
and joint ventures          -               -               (1)          45             -             -        44
                       --------        --------          -------     --------       -------      --------    ------
Profit before taxation    785             167              572          447           (13)            -     1,958
Gain on disposal of
business activities         -               -                -           (6)         (233)            -      (239)
Gain on disposal of
property                  (87)              -                -            -             -             -       (87)
Gross-up of policyholder
tax in the Life business    -             (19)               -            -             -             -       (19)
Investment return on
treasury shares held
for policyholders           -               -                -            -            68             -        68
Hedge ineffectiveness on
transition to IFRS          -               -                -            -             2             -         2
Sale of Head Office         -               -                -            -           (32)            -       (32)
Cost of restructuring
programme                   -               -                -            -            49             -        49
                       --------        --------          -------     --------       -------      --------    ------
Group profit before tax
excluding the impact of
above items               698             148              572          441          (159)            -     1,700
                       --------        --------          -------     --------       -------      --------    ------

Total assets           98,599          14,908          167,336       73,503        30,801      (196,334)  188,813
                       --------        --------          -------     --------       -------      --------    ------
Total liabilities      96,758          14,769          165,841       71,143        29,878      (196,334)  182,055
                       --------        --------          -------      -------       -------      --------    ------
Capital expenditure        54               7               18           58            29             -       166
                       --------        --------          -------      -------       -------      --------    ------




3 SEGMENTAL ANALYSIS (continued)

BUSINESS SEGMENTS

Half-Year ended         Retail        Bank of          Capital           UK
                   Republic of        Ireland          Markets    Financial             Group  Eliminations  Group
30 September 2006   of Ireland           Life                      Services            Centre

Restated*                 EURm           EURm             EURm         EURm              EURm        EURm     EURm
---------------        --------          ------          -------     --------            ------   --------    ------

Net interest income       632               4              285          372                (6)         -     1,287
Insurance net premium
income                      -             920                -            -                16          -       936
Other income              188              66              229           74                 1          -       558
Gain on disposal of
business activities         -               -                -            -                 8          -         8
                       --------          ------          -------     --------            ------   --------    ------
Total operating
income                    820             990              514          446                19          -     2,789
Insurance claims            -            (858)               -            -                (4)         -      (862)
                       --------          ------          -------     --------            ------   --------    ------
Total operating
income, net of
insurance claims          820             132              514          446                15          -     1,927
Operating expenses       (411)            (48)            (215)        (222)              (57)         -      (953)
Depreciation and
amortisation              (38)             (2)              (9)         (19)               (8)         -       (76)
Impairment losses         (33)              -               (4)         (11)                -          -       (48)
Share of profit of
associated undertakings
and joint ventures          1               -                -           28                 -          -        29
                       --------          ------          -------     --------            ------   --------    ------
Profit before taxation    339              82              286          222               (50)         -       879
Gain on disposal of
business activities         -               -                -            -               (40)         -       (40)
Gross-up of policyholder
tax in the Life business    -             (15)               -            -                 -          -       (15)
Investment return on
treasury shares held
for policyholders           -               -                -            -                 8          -         8
Hedge ineffectiveness on
transition to IFRS          -               -                -            -                 1          -         1
Cost of restructuring
programme                   -               -                -            -                19          -        19
                       --------          ------          -------     --------            ------   --------    ------
Group profit before tax
excluding the impact of
above items               339              67              286          222               (62)         -       852
                       --------          ------          -------     --------            ------   --------    ------

Total assets           90,438          13,000          153,847       62,647            23,746   (165,973)  177,705
                       --------          ------          -------     --------            ------   --------    ------
Total liabilities      88,603          12,861          152,272       60,323            23,885   (165,973)  171,971
                       --------          ------          -------     --------            ------   --------    ------
Capital expenditure(i)     23               1                8           35                15          -        82
                       --------          ------          -------     --------            ------   --------    ------



* Restated for change in accounting policy - see page 24





    3   SEGMENTAL ANALYSIS (continued)

    Geographical Segments

                          Half-Year ended 30 September 2007

                    Ireland  United Kingdom  Rest of World Inter-segment     Total
                                                                 Revenue
                       EURm            EURm           EURm          EURm      EURm

    Revenue           4,277           3,244            189        (1,907)    5,803
                     --------      ----------      ---------   -----------   -------

    Profit before
    taxation            791             283             17             -     1,091
                     --------      ----------      ---------   -----------   -------

                    Ireland  United Kingdom  Rest of World  Eliminations     Total
                       EURm            EURm           EURm          EURm      EURm

    Total assets    178,779          90,747          5,802       (75,407)  199,921
                     --------      ----------      ---------   -----------   -------

    Capital
    expenditure(i)       37              23              1             -        61
                     --------      ----------      ---------   -----------   -------


                          Half-Year ended 30 September 2006 (Restated)*

                  Ireland  United Kingdom  Rest of World   Inter-segment     Total
                                                                 Revenue
                     EURm            EURm           EURm            EURm      EURm

Revenue             3,310           2,161            141          (1,154)    4,458
                   --------      ----------      ---------     -----------   -------

Profit before
taxation              700             166             13               -       879
                   --------      ----------      ---------     -----------   -------

                  Ireland  United Kingdom  Rest of World    Eliminations     Total
                     EURm            EURm           EURm            EURm      EURm

Total assets      156,561          71,426          4,930         (55,212)  177,705
                   --------      ----------      ---------     -----------   -------

Capital
expenditure(i)         45              35              2               -        82
                   --------      ----------      ---------     -----------   -------

                            Year ended 31 March 2007
                  Ireland  United Kingdom  Rest of World   Inter-segment     Total
                                                                 Revenue
                     EURm            EURm           EURm            EURm      EURm

Revenue             7,398           4,646            327          (2,611)    9,760
                   --------      ----------      ---------     -----------   -------

Profit before
taxation            1,603             314             41               -     1,958
                   --------      ----------      ---------     -----------   -------

                  Ireland  United Kingdom  Rest of World    Eliminations     Total
                     EURm            EURm           EURm            EURm      EURm

Total assets      168,843          84,268          5,002         (69,300)  188,813
                   --------      ----------      ---------     -----------   -------

Capital
expenditure(i)         99              58              9               -       166
                   --------      ----------      ---------     -----------   -------



* Restated for change in accounting policy - see page 24




 4   NET INTEREST INCOME                   Half-Year  Half-Year          Year
                                             30 Sept    30 Sept      31 March
                                                2007       2006          2007
                                                EURm       EURm          EURm
     Interest and similar income
     Loans and advances to banks                 179        154           292
     Loans and advances to customers           3,987      2,849         6,272
     Financial assets available-for-sale         737        604         1,342
     Finance leasing                             116         85           222
     Other                                         3          6             9
                                           -----------  ---------       --------
     Total interest income                     5,022      3,698         8,137
                                           -----------  ---------       --------

     Interest expense and similar charges
     Interest on subordinated liabilities        221        168           370
     Other interest payable                    3,269      2,243         5,010
                                           -----------  ---------       --------
     Total interest expense                    3,490      2,411         5,380
                                           -----------  ---------       --------


 5   NET TRADING (EXPENSE) / INCOME        Half-Year  Half-Year          Year
                                             30 Sept    30 Sept      31 March
                                                2007       2006          2007
                                                EURm       EURm          EURm

     Foreign exchange                             33         16            53
     Securities and interest rate                (85)         2           (80)
     contracts
     Equities and equity derivative              (41)       (21)          (37)
     contracts
     Hedge ineffectiveness                        (1)         5            (6)
                                           -----------  ---------       --------
                                                 (94)         2           (70)
                                           -----------  ---------       --------


Certain of the Group's customer liabilities and debt securities issued have been designated at fair value. Both the interest expense and the fair value movement relating to these are included above. The impact of this is to reduce net trading income by EUR64 million (2006: (EUR54 million)) of which interest expense amounts to EUR111 million (2006: EUR36 million).

Net trading (expense) / income also includes the profits and losses arising both on the purchase and sale of trading instruments and from the revaluation to market value, together with the interest income earned from these instruments and the related funding cost.

 6   OTHER OPERATING INCOME                Half-Year   Half-Year          Year
                                             30 Sept     30 Sept      31 March
                                                2007        2006          2007
                                                        Restated*
                                                EURm        EURm          EURm

     Profit on disposal of financial              11          -             10
     assets available-for-sale
     Other insurance income                      102         79            176
     Elimination of investment return on          53         (4)           (40)
     treasury shares held for the benefit
     of policyholders
     Gain on Sale of Head Office Premises          -         32             32
     Other income                                  5         10             21
                                           -----------  ---------       --------
                                                 171        117            199
                                           -----------  ---------       --------



* Restated for change in accounting policy - see page 24



 7   TOTAL OPERATING EXPENSES            Half-Year    Half-Year           Year
                                           30 Sept      30 Sept       31 March
                                              2007         2006           2007
                                              EURm         EURm           EURm

     Staff costs                               622          605          1,244
     Other administrative expenses             363          348            764
     Depreciation and amortisation of           69           76            151
     intangibles
                                         -----------    ---------       --------
     Total operating expenses                1,054        1,029          2,159
                                         -----------    ---------       --------



8 Employee Information


The average full time equivalents categorised in line with the business classes, are as follows:

                                    30 Sept        30 Sept            31 March
                                       2007           2006                2007

Retail Republic of Ireland            8,453          8,217               8,451
Bank of Ireland Life                  1,179          1,071               1,100
Capital Markets                       1,688          2,126               1,986
UK Financial Services                 3,521          3,435               3,415
Group Centre                            982          1,002               1,000
                                   ----------      ---------           ---------
                                     15,823         15,851              15,952
                                   ----------      ---------           ---------




9 TAXATION ON PROFIT ON ORDINARY ACTIVITIES

                                        Half-Year     Half-Year           Year
                                     30 Sept 2007  30 Sept 2006  31 March 2007
                                             EURm          EURm           EURm
Current Tax
Irish Corporation Tax
  Current year                                143           120            244
  Prior years                                  (1)           (1)            12
Double taxation relief                        (22)          (10)           (30)
Foreign tax
  Current year                                 49            45             98
  Prior years                                   -             -              3
                                         ----------     ---------      ---------
                                              169           154            327
Deferred Tax
Origination and reversal of
temporary differences                          (5)            -            (21)
                                         ----------     ---------      ---------
                                              164           154            306
                                         ----------     ---------      ---------


The Group tax charge for the half-year to 30 September 2007 does not include the share of tax on associates and joint ventures of EUR14 million (EUR12 million half-year ended 30 September 2006 ; EUR19 million year ended 31 March 2007), as the profit on these investments is shown net of tax on a separate line item in the Income Statement.


10 EARNINGS PER SHARE

The calculation of basic earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders.

                              Half-Year 30       Half-Year 30          Year 31
                                 Sept 2007          Sept 2006       March 2007
                                                     Restated*
Basic                                 EURm               EURm             EURm
Profit attributable
to Stockholders                        926                727            1,651
Dividends to other equity
interests                               (7)                (7)             (15)
                                    --------           --------          -------
Profit attributable to Ordinary
Stockholders                           919                720            1,636
                                    --------           --------          -------
Weighted average number of shares
in issue excluding Treasury stock
and own shares held for the
benefit of life assurance
policyholders                          959m               948m             950m

Basic earnings per share               95.8c              75.9c           172.2c

Diluted

The diluted earnings per share is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential Ordinary Stock.

                             Half-Year 30     Half-Year 30                Year
                                Sept 2007        Sept 2006            31 March
                                                  Restated*               2007
                                     EURm             EURm                EURm
Profit attributable to Stockholders   926              727               1,651
Dividends to other equity interests    (7)              (7)                (15)
                                   --------         --------            --------
Profit attributable to Ordinary
Stockholders                          919              720               1,636
                                   --------         --------            --------
Weighted average number of
shares in issue excluding
Treasury stock and own shares
held for the benefit of life
assurance policyholders               959m             948m                950m
Effect of all dilutive potential
Ordinary Stock                          4m               7m                  7m
                                   --------         --------            --------
                                      963m             955m                957m
                                   --------         --------            --------

Diluted earnings per share            95.4c            75.4c              171.0c

*Restated for change in accounting policy - see page 24


11 LOANS AND ADVANCES TO CUSTOMERS

                                  30 Sept 2007    30 Sept 2006  31 March 2007
                                          EURm            EURm           EURm

Loans and advances to customers        129,685         111,336        121,933
Loans and advances - finance
leases and hire purchase
receivables                              3,875           3,417          3,543
                                        --------        --------       --------
                                       133,560         114,753        125,476
Allowance for losses on loans
and advances (Note 12)                    (482)           (397)          (428)
                                        --------        --------       --------
                                       133,078         114,356        125,048
                                        --------        --------       --------





12 ALLOWANCE FOR LOSSES ON LOANS AND ADVANCES TO CUSTOMERS AND BANKS
                                                                          Year
                          Half-Year 30       Half-Year 30             31 March
                             Sept 2007          Sept 2006                 2007
                                  EURm               EURm                 EURm

Opening balance                    428                360                  360
Exchange adjustments                (5)                 2                    1
Charge against profits (i)          79                 49                  104
Amounts written off                (27)               (19)                 (53)
Recoveries                           7                  9                   19
Other movements                      -                 (3)                  (3)
                                --------           --------             --------
Closing balance                    482                398                  428
                                --------           --------             --------
of which relates to Loans
and advances to customers          482                397                  428
Loans and advances to banks          -                  1                    -
                                --------           --------             --------
                                   482                398                  428
                                --------           --------             --------


(i) The charge in the income statement is inclusive of amounts in respect of available-for-sale assets.



13 Financial instruments

                                                30 Sept        30 Sept      31 March
                                                   2007          2006           2007
                                                             Restated*
                                                   EURm          EURm           EURm

(a)    Trading securities
       Debt securities:
        Government                                  405           140              -
        Other                                       626           337            520
                                                  -------      --------       --------
                                                  1,031           477            520
                                                  -------      --------       --------

(b)    Other financial assets at fair value
       through P/L
       Unit Trust                                   292           258            542
       Debt securities:
        Government                                2,079         2,057          2,168
        Other                                       605           502            756

       Equity securities                          9,928         8,029          9,241
                                                  -------      --------       --------
                                                 12,904        10,846         12,707
                                                  -------      --------       --------

(c)    Available-for-sale financial assets
       Debt securities:
        Government                                5,101         6,370          6,380
        Other                                    28,313        26,117         27,020

       Equity securities                             39            28             49
                                                  -------      --------       --------
                                                 33,453        32,515         33,449
                                                  -------      --------       --------


* Restated for change in accounting policy - see page 24





14               ASSETS & LIABILITIES CLASSIFIED AS HELD FOR SALE


Under IFRS 5 the Group are required to classify non-current assets as held for sale if their carrying amount will be recovered principally through a sale transaction rather than continuing use. Based on the criteria of IFRS 5 the Group has reclassified the following assets and liabilities as being "held for sale".

                                          30 Sept       30 Sept       31 March
                                             2007          2006           2007
                                             EURm          EURm           EURm
        Assets:
        Group Property                         12           140             73
        Assets of Davy                          -         1,630              -
        Other assets held for sale             33            79             10
                                           --------      --------       --------
                                               45         1,849             83
                                           --------      --------       --------
       Liabilities:
       Liabilities of Davy                      -         1,551              -
                                           --------      --------       --------

15 CUSTOMER ACCOUNTS

                                        30 Sept         30 Sept       31 March
                                           2007            2006           2007
                                           EURm            EURm           EURm

Current accounts                         18,035          17,009         16,932
Demand deposits                          24,909          22,418         25,393
Term deposits and other products         30,650          29,050         27,333
Other short-term borrowings               2,754           2,314          2,619
                                         --------        --------       --------
                                         76,348          70,791         72,277
                                         --------        --------       --------


16 SUBORDINATED LIABILITIES

                             30 Sept             30 Sept              31 March
                                2007                2006                  2007
                                EURm                EURm                  EURm

Opening balance                7,808               6,493                 6,493
Exchange adjustments            (121)                (17)                  (64)
Issued during period             422                 733                 1,479
Fair value movements               4                  12                  (105)
Amortisation                       3                   2                     5
                             ---------            --------              --------
Closing balance                8,116               7,223                 7,808
                             ---------            --------              --------





17 RETIREMENT BENEFIT OBLIGATIONS


The Group operates a number of defined benefit and defined contribution schemes in Ireland and overseas. The defined benefit schemes are funded and the assets of the schemes are held in separate trustee administered funds. The most significant defined benefit scheme is the Bank of Ireland Staff Pension Fund which accounts for approximately 80% of the pension liability on the Group balance sheet.

The financial assumptions used in deriving the valuation are set out in the table below:

                               Half-Year         Half-Year                Year
                                 30 Sept           30 Sept            31 March
                                    2007              2006                2007

Financial assumptions               % pa              % pa                % pa
Irish schemes
Inflation rate                      2.35              2.25                2.25
Discount rate                       5.70              4.65                4.95
Rate of general increase in
salaries                            3.48              3.38                3.38

UK schemes
Inflation rate                      3.25              2.75                3.00
Discount rate                       5.70              5.00                5.30
Rate of general increase in
salaries                            4.75              4.22                4.22

The mortality assumptions used in estimating the actuarial value of the liabilities for the Bank of Ireland Staff Pension Fund are set out below.

                                               30 Sept     30 Sept   31 March
                                                  2007        2006       2007
Post-retirement mortality assumptions
(Main scheme)                                    years       years      years
Longevity at age 70 for current pensioners
Males                                             14.9        14.0      14.0
Females                                           17.3        16.8      16.8

Longevity at age 60 for Active Members
currently aged 60
Males                                             25.0        24.5      24.5
Females                                           27.8        27.5      27.5

Longevity at age 60 for Active Members
currently aged 40
Males                                             27.4        24.5      24.5
Females                                           30.2        27.5      27.5


                                               30 Sept     30 Sept   31 March
                                                  2007        2006       2007
Defined benefit pension plans                     EURm        EURm       EURm

Present value of obligations                     4,910       5,105      5,092
Scheme assets                                    4,559       4,254      4,505
                                              ---------    --------   --------
Deficit within schemes                             351         851        587
                                              ---------    --------   --------


The change in assumptions has reduced the defined benefit pension deficit in the balance sheet from EUR587 million at 31 March 2007 to EUR351 million at 30 September 2007. This change net of deferred tax has been reflected in the statement of recognised income and expense.



18 SHARE CAPITAL
                                       30 Sept       30 Sept          31 March
                                          2007          2006              2007
                                          EURm          EURm              EURm
Allotted and fully paid Equity
964.3 million units of EUR0.64 of
Ordinary Stock                             617           608               611
61.9 million units of EUR0.64 of
Treasury Stock                              39            48                45
                                       ---------      --------          --------
                                           656           656               656
Other equity interests
1.9 million units of Non-Cumulative
Preference Stock of StgGBP1 each             3             3                 3
3.0 million units of Non-Cumulative
Preference Stock of EUR1.27 each             4             4                 4
                                       ---------      --------          --------
                                           663           663               663
                                       ---------      --------          --------


19 RESERVES

                                         Half-Year   Half-Year            Year
                                           30 Sept     30 Sept        31 March
                                              2007        2006            2007
                                                      Restated*
                                              EURm        EURm            EURm
   Share premium account
   Opening balance                             771          767            767
   Premium on issue of stock                     4            -              4
                                           ---------     --------       --------
   Closing balance                             775          767            771
                                           ---------     --------       --------

   Capital reserve
   Opening balance                             429          359            359
   Transfer from retained profit                66           65             70
                                           ---------     --------       --------
   Closing balance                             495          424            429
                                           ---------     --------       --------

   Retained profit
   Opening balance previously reported       4,672        3,330          3,330
   Impact of change in accounting policy         -         (142)          (142)
                                           ---------     --------       --------
   Revised opening balance                   4,672        3,188          3,188

   Profit for period attributable to           926          727          1,651
   stockholders
   Equity dividends                           (377)        (324)          (524)
   Dividends to other equity interests          (7)          (7)           (15)
   Transfer to capital reserves                (66)         (65)           (70)
   Other                                         -           (2)             -
                                           ---------     --------       --------
   Profit retained                             476          329          1,042

   Re-issue of treasury stock                   96           44            129
   Transfer from revaluation reserve            43            -            108
   Transfer from share based payments
   reserve                                       2            -             15
   Actuarial gains / losses on pension
   funds                                       167          (30)           190
                                           ---------     --------       --------
   Closing balance                           5,456        3,531          4,672
                                           ---------     --------       --------


* Restated for change in accounting policy - see page 24



19 RESERVES (continued)

                                   Half-Year       Half-Year              Year
                                     30 Sept         30 Sept          31 March
                                        2007            2006              2007
                                        EURm            EURm              EURm
Revaluation reserve
Opening balance                          252             342               342
Transfer to retained profit on
sale of property                         (43)              -              (108)
Revaluation of property                   (1)              -                34
Deferred tax on revaluation /
reclassification of property               2               -               (16)
                                     ---------        --------          --------
Closing balance                          210             342               252
                                     ---------        --------          --------

Available-for-sale reserve
Opening balance                          (33)             26                26
Net changes in fair value               (164)              1               (57)
Deferred tax on fair value changes        22               -                 8
Profit on disposal                       (11)              -               (10)
                                     ---------        --------          --------
Closing balance                         (186)             27               (33)
                                     ---------        --------          --------

Cash flow hedge reserve
Opening balance                          195              60                60
Net changes in fair value                (72)             49               188
Deferred tax on fair value changes        15             (15)              (53)
                                     ---------        --------          --------
Closing balance                          138              94               195
                                     ---------        --------          --------


Other equity reserve
Opening balance                          114             114               114
Movement during period                     -               -                 -
                                     ---------        --------          --------
Closing balance                          114             114               114
                                     ---------        --------          --------


Share based payments reserve
Opening balance                           24              27                27
Charge to income statement                 6               6                12
Transfer to retained profit               (2)              -               (15)
                                     ---------       --------           --------
Closing balance                           28              33                24
                                     ---------       --------           --------


Foreign exchange reserve
Opening balance                          (76)           (125)             (125)
Exchange adjustments during period      (135)             84                49
                                     ---------       --------           --------
Closing balance                         (211)            (41)              (76)
                                     ---------       --------           --------




20 RELATED PARTY TRANSACTIONS

There were no related party transactions that materially affected the Group's financial position or performance in the half-year to 30 September 2007.



21 Memorandum Items

Contract Amount
                                      30 Sept       30 Sept           31 March
                                         2007          2006               2007
                                         EURm          EURm               EURm
Contingent liabilities
Acceptances and endorsements               31            34                 39
Guarantees and assets pledged as
collateral security                     2,206         1,508              1,719
Other contingent liabilities              796           613                745
                                     ----------     ---------           --------
                                        3,033         2,155              2,503
                                     ----------     ---------           --------

Commitments                            39,603        33,768             36,013
                                     ----------     ---------           --------


22 AVERAGE BALANCE SHEET AND INTEREST RATES

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the half-years ended 30 September 2007 and 2006 and the year ended 31 March 2007. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group. Rates for the half-years are annualised.


                        Half-Year                            Half-Year                            Year
                      30 Sept 2007                          30 Sept 2006                       31 March 2007

                 Average                             Average                             Average
                 Balance   Interest    Rate          Balance    Interest    Rate         Balance    Interest   Rate
                    EURm       EURm       %             EURm        EURm       %            EURm        EURm      %

ASSETS
Loans to banks
Domestic offices   7,374         148    4.0            8,882         142     3.2           7,625         259    3.4
Foreign offices    1,087          31    5.7              582          12     4.1             726          33    4.5
Loans to
customers (a) (d)
Domestic offices  72,766       2,216    6.1           58,484       1,476     5.0          62,584       3,354    5.4
Foreign offices   59,201       1,887    6.3           50,476       1,460     5.8          53,133       3,140    5.9
Debt Securities
Domestic offices  31,497         723    4.6           28,376         569     4.0          30,368       1,283    4.2
Foreign offices      476          14    5.9            1,671          35     4.2           1,414          59    4.2
Other financial
instruments at
fair value
through P/L
Domestic              31           -      -               49           -       -              29           -      -
Foreign              272           5    3.7              268           6     4.5             276          13    4.7
                   -------      ------  -----          -------      ------  ------         -------      ------  -----
Total interest
earning assets
Domestic offices 111,668       3,087    5.5           95,791       2,187     4.6         100,606       4,896    4.9
Foreign offices   61,036       1,937    6.4           52,997       1,513     5.7          55,549       3,245    5.8
Net swap interest      -           4      -                -           3       -               -           7      -
                   -------      ------  -----          -------      ------  ------         -------      ------  -----
                 172,704       5,028    5.8          148,788       3,703     5.0         156,155       8,148    5.2
Impairment
losses on
loans and
advances            (457)          -      -             (381)          -       -            (391)          -      -
Non interest
earning
assets (b)        24,189           -      -           21,071           -       -          22,146           -      -
                  -------      ------  -----          -------      ------  ------         -------      ------  -----

Total assets     196,436       5,028    5.1          169,478       3,703     4.4         177,910       8,148    4.6

                   -------      ------  -----          -------      ------  ------         -------      ------  -----






22 AVERAGE BALANCE SHEET AND INTEREST RATES (continued)

                       Half-Year                  Half-Year                      Year
                     30 Sept 2007               30 Sept 2006                 31 March 2007
                     -------------             -------------                ---------------

                 Average                    Average                    Average
                 Balance Interest   Rate    Balance Interest   Rate    Balance  Interest   Rate
                    EURm     EURm      %       EURm     EURm      %       EURm     EURm       %
                   -------   ------  -----    -------   ------  -----    -------   ------  ------

liabilities and
stockholders'
equity
Deposits by
banks (c)
Domestic offices   8,670      179    4.1     15,526      187    2.4     12,526      294     2.2
Foreign offices   11,155      261    4.7     15,138      385    5.1     15,318      772     5.0

Customer accounts
Domestic offices  32,866      559    3.4     31,094      360    2.3     31,389      880     2.8
Foreign offices   27,832      754    5.4     23,614      499    4.2     25,331    1,129     4.5

Debt securities
in issue
Domestic offices  48,896    1,128    4.6     32,102      653    4.1     36,214    1,609     4.4
Foreign offices   13,225      388    5.9      6,793      159    4.7      6,914      326     4.7

Subordinated
liabilities
Domestic offices   4,396      109    5.0      3,504       79    4.5      3,722      167     4.5
Foreign offices    3,587      118    6.6      3,013       94    6.2      3,357      214     6.4

                 -------   ------  -----    -------   ------  -----    -------   ------  ------
Total interest
bearing liabilities
Domestic offices  94,828    1,975    4.2     82,226    1,279    3.1     83,851    2,950     3.5
Foreign  offices  55,799    1,521    5.5     48,558    1,137    4.7     50,920    2,441     4.8

                 -------   ------  -----    -------   ------  -----    -------   ------  ------
                 150,627    3,496    4.6    130,784    2,416    3.7    134,771    5,391     4.0

Non interest
bearing
liabilities
Current  accounts 12,761        -      -     11,599                     11,958        -       -
Other non interest
bearing
liabilities (b)   25,850        -      -     21,421        -      -     25,069        -       -
Stockholders'
equity including
non equity
interest           7,198        -      -      5,674        -      -      6,112        -       -
                 -------   ------  -----    -------   ------  -----    -------   ------  ------
Total liabilities
and stockholders'
equity           196,436    3,496    3.6    169,478    2,416    2.9    177,910    5,391     3.0
                 -------   ------  -----    -------   ------  -----    -------   ------  ------



(a) Loans to customers include non accrual loans and loans classified as problem loans

(b) The balance sheets of the life assurance companies have been consolidated and are reflected under "Non interest earning assets" and "Other non interest bearing liabilities"

(c) The Deposit by banks Domestic and Foreign balance and interest lines above have been adjusted to correct for inter-jurisdictional funding items that arise through normal business activities, to give a more meaningful picture of the Group's Domestic and Foreign activities

(d) The Group applies hedge accounting on a macro cash-flow basis to the total balance sheet. The outcome of this activity has been allocated between domestic and foreign loans and advances to customers as appropriate.



23 RATES OF EXCHANGE


Principal rates of exchange used in the preparation of the accounts are as follows:

                     Half-Year               Half-Year             Year
                   30 Sept 2007            30 Sept 2006        31 March 2007
                  Closing       Average   Closing   Average   Closing   Average
EUR/US$            1.4179        1.3692    1.2660    1.2733    1.2912    1.3318
EUR/StgGBP         0.6968        0.6809    0.6777    0.6847    0.6783    0.6798



24 Capital Adequacy Data

                              Half-Year          Half-Year                Year
                           30 Sept 2007       30 Sept 2006       31 March 2007
                                   EURm               EURm                EURm
Adjusted capital base
Tier 1                            9,347              8,464               9,308
Tier 2                            5,261              4,389               5,038
                             ------------       ------------        ------------
                                 14,608             12,853              14,346
Supervisory deductions           (1,061)              (926)             (1,019)
                             ------------       ------------        ------------
                                 13,547             11,927              13,327
                             ------------       ------------        ------------
Risk weighted assets
Banking Book                    118,860            104,760             109,968
Trading Book                      3,358              4,504               2,972
                             ------------       ------------        ------------
                                122,218            109,264             112,940
                             ------------       ------------        ------------

Capital ratios
Tier 1 Capital                      7.6%               7.7%                8.2%
Total Capital                      11.1%              10.9%               11.8%



25 The interim financial statements were approved by the Court of Directors on 13 November 2007.





Independent review report to the Governor and Company of the Bank of Ireland


Introduction

We have been engaged by the Governor and Company of the Bank of Ireland (the "Bank") to review the condensed set of financial statements in the Interim Statement for the six months ended 30 September 2007, which comprises the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Recognised Income and Expense, Consolidated Condensed Cash Flow Statement and related notes 1 to 21. We have read the other information contained in the Interim Statement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.


Directors' responsibilities

The Interim Statement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Statement in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Irish Financial Services Regulatory Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The condensed set of financial statements included in this Interim Statement has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.


Our responsibility

Our responsibility is to express to the Bank a conclusion on the condensed set of financial statements in the Interim Statement based on our review. This report, including the conclusion, has been prepared for and only for the Bank for the purpose of the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Irish Financial Services Regulatory Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.


Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board, for use in the United Kingdom and Ireland. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.


Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Statement for the six months ended 30 September 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules of the Irish Financial Services Regulatory Authority.


PricewaterhouseCoopers
Chartered Accountants
Dublin
13 November 2007

--------------------------

(1) On 31 October 2006 we disposed of our 90.444% stake in Davy. Excluding the profit contribution of Davy in the prior comparative period, underlying PBT grew by 15% and underlying EPS grew by 13% in the half-year to 30 September 2007 on an adjusted EPS of 70.9c for the half-year to 30 September 2006.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 14 November, 2007